UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-13251

PIONEER CREDIT RECOVERY, INC. 401(K) PLAN

(Full title of the Plan)

SLM CORPORATION

(Name of the issuer of the securities held pursuant to the Plan)

11600 Sallie Mae Drive

Reston, Virginia 20193

(address of principal executive office of the issuer)

Pioneer Credit Recovery, Inc.

401(k) Plan

December 31, 2004 and 2003

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the

Pioneer Credit Recovery, Inc. 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Pioneer Credit Recovery, Inc. 401(k) Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

McLean, VA

June 28, 2005

Pioneer Credit Recovery, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

As of December 31, 2004 and 2003

	2004	2003
Assets
Interest in Sallie Mae 401(k) Savings Plan Master Trust	$4,526,433	$2,732,644
Employer Contributions Receivable	6,135	—

Net assets available for benefits	$4,532,568	$2,732,644

The accompanying notes are an integral part of these financial statements.

Pioneer Credit Recovery, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

2004
Additions:
Additions to net assets attributed to:
Interest in Sallie Mae 401(k) Savings Plan Master Trust investment income	$380,593

Contributions

Participants	829,099
Employer	183,412
Rollovers	634,940

1,647,451

Total additions	2,028,044

Deductions:
Deduction from net assets attributed to benefits paid to participants	208,439

Transfer out (Note 1)	19,681

Total deductions	228,120

Net increase	1,799,924

Net assets available for benefits
Beginning of year	$2,732,644

End of year	$4,532,568

The accompanying notes are an integral part of these financial statements.

Pioneer Credit-Recovery, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Plan Description

General

The Pioneer Credit Recovery, Inc. 401(k) Plan (the “Plan”) is a defined contribution plan established for the benefit of eligible employees electing to participate in the Plan (the “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan covers substantially all employees of Pioneer Credit Recovery, Inc. (the “Company” or the “Employer”), who have completed 90 days of service and have attained the age of 18. The Company is a wholly-owned subsidiary of SLM Corporation.

Contributions and Vesting

Participants are eligible to contribute from 1 percent to 20 percent of their compensation to the Plan under salary reduction agreements up to the Internal Revenue Service maximum of $13,000 in 2004. The Plan allows participants who have attained age 50 to make additional contributions up to the IRS maximum of $3,000 for 2004.

The Employer contributes an amount equal to 25 percent of Participant contributions up to 8 percent of the Participant’s eligible compensation. Employer contributions not yet vested at termination of employment are forfeited by the Participant and reduce the Employer’s future contribution. Additionally, active employees as of December 31 may receive an employer match true up contribution for any difference in the total of the bi-weekly employer match and the employer match based on the participant’s contributions for the year.

During 2004, there were $7,289 forfeitures used to reduce Employer contributions. Unused forfeitures at December 31, 2004 and 2003 were $11,635 and $996, respectively. Unused forfeitures will be used to offset future Employer contributions.

Participants vest fully upon death, total disability, attainment of age 65 or upon termination of the Plan by the Employer. Participants vest in Employer contributions and earnings thereon in accordance with the following schedule:

Vesting Percentage
One but less than two years of service	20%
Two but less than three years of service	40%
Three but less than four years of service	60%
Four but less than five years of service	80%
Five or more years of service	100%

Other contributions

The Plan also allows for a profit sharing contribution, whereby the Company will determine the amount of net profits, if any, to contribute to the Plan. There were no profit sharing contributions made during 2004.

Pioneer Credit-Recovery, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

Participant loans

Participants may borrow up to 50 percent of their vested benefit to a maximum of $50,000. Participants may have no more than two loans outstanding at any time. The term of a loan shall not exceed the lesser of five years, except in the case of a loan that is used for the Participant’s principal residence, which must be repaid over ten years. Loans are secured by the Participant’s account balance, and bear interest rates equal to the prime rate at the time of loan origination. Principal and interest is paid through biweekly payroll deductions. Active Loans have interest rates ranging from 4% to 11.5% and with maturity dates ranging from 2005 through 2009.

Investment elections

Fidelity Management Trust Company (“Fidelity”) is the Plan Trustee and recordkeeper. Contributions are invested, based on Participants’ instructions, in any of the various investment options selected by the Sallie Mae 401(k) Savings Plan and Investment Committees. The Plan offers various mutual funds, an employer stock fund, a money market fund, and a self-directed brokerage option. Under the self-directed brokerage option, Participants may direct investments in any security or other investments offered by Fidelity, regardless of whether they are included as investment options offered by the Plan. In order to participate in the self-directed brokerage option, Participants must have a minimum Plan balance of $10,000 and at least $500 must remain in the other available funds.

Participant accounts

Each Participant’s account is credited with the Participant’s and Company’s contributions and their portion of the Plan’s earnings (losses). Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Payment of benefits

Participants may withdraw funds from their account upon retirement, disability, separation from employment or upon reaching age 65. Distributions shall be made by lump sum or an annuity, reduced by the outstanding balance of any loan not repaid by the Participant. The Participant may have distributions paid in cash, SLM Corporation common stock or a combination thereof. Fractional shares of the common stock will be paid in cash.

Administrative expenses

Participants pay fees for loans and withdrawals; terminated Participants pay annual maintenance fees. Additionally, Participants may pay for commissions associated with common stock purchases and sales and short term transaction fees in certain funds when Participants trade in and out of the fund within 90 days. The Participant costs are charged directly to the Participant’s account and are reflected in the statement of changes in net assets available for benefits as an addition to net assets attributed to Interest in Sallie Mae 401(k) Savings Plan Master Trust income. The Employer bears the remaining cost of Plan administration.

Plan administration

Members of the Pioneer Credit Recovery, Inc. 401(k) Plan and Investment Committees and Trustees of the Plan are appointed by the Board of Directors of the Employer. Three officers of the Employer presently serve as Pioneer Credit Recovery, Inc. 401(k) Plan and Investment Committees members. The Plan pays no compensation for their services.

Pioneer Credit-Recovery, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

Transfers

A transfer to the Sallie Mae DMO 401(k) Savings Plan in the amount of $19,681 occurred during 2004.

2.	Summary of Significant Accounting Policies

Basis of accounting

The Plan maintains its accounting records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment valuation and income recognition

Investments held by the Sallie Mae 401(k) Savings Plan Master Trust (the “Master Trust”) consist of various mutual funds, an employer stock fund, a money market fund and a self-directed brokerage option. Money market funds are carried at cost, which approximates fair value. Common Stock, securities and brokerage account investments traded on national securities exchanges are carried at market value based on the closing price on the last business day of the year. The fair value of mutual funds is determined based on the net asset value for shares held by the Master Trust at year-end. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Participants in the Sallie Mae Stock Fund hold units in the fund and not shares, the value of which was $39.15 per unit at December 31, 2003 vs. SLM Corporation common stock which was valued at $53.39 per share on December 31, 2004. Loans to participants are valued at cost, which approximates fair value.

The Master Trust information in Note 4 presents the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Such estimates include the estimation of fair value. Actual results could differ from those estimates.

Pioneer Credit-Recovery, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

Risks and uncertainties

The Plan, through the Master Trust, provides for various investment options. Such investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of the investment securities and risks will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Benefit payments

Benefits are recorded when paid.

3.	Investments

The individual investment representing 5 percent or more of the fair value of net assets available for benefits is the interest in the Master Trust which was $4,526,433 and $2,732,644 at December 31, 2004 and 2003, respectively.

4.	Investment in Master Trust

At December 31, 2004 and 2003, the Plan’s investment assets were held in a trust account with Fidelity and consist of a specific interest in the Master Trust. The Master Trust also includes the investment assets of the Sallie Mae 401(k) Savings Plan and the Sallie Mae DMO 401(k) Savings Plan, both defined contribution retirement plans.

The Master Trust was composed of the following investments, at fair value, at December 31, 2004 and 2003:

	2004	2003
Mutual Funds	$226,188,976	$182,545,084
Sallie Mae Stock Fund	65,451,833	48,959,428
Money Market Funds	29,803,674	28,319,447
Common/Preferred Stock	3,534,654	4,571,061
Corporate/Government Bonds	942,951	469,875
Participant Loans	7,973,284	6,230,530

Total Master Trust Assets	$333,895,372	$271,095,425

Pioneer Credit-Recovery, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

The net investment income of the Master Trust for the year ended December 31, 2004 is summarized as follows:

2004
Dividends	$5,541,166

Interest	326,691
Net appreciation (depreciation) in fair value of investments related to:

Mutual Funds	17,991,814
Sallie Mae Stock Fund	18,708,930

Common Stock/Preferred Stock	52,836

Corporate Bonds/Government Bonds	(32,814)

42,588,623

The Plan’s specific interest in the net assets of the Master Trust was approximately 1% at December 31, 2004 and 2003. Master Trust income is allocated based on each plan’s specific interest in the Master Trust.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become immediately 100% vested in their accounts.

6.	Related-Party Transactions

At December 31, 2004, certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee as defined by the Plan and therefore these transactions qualify as party-in-interest. Fees paid by the plan to Fidelity were $3,889 for the year ended December 31, 2004.

Among the Plan assets in the Master Trust are investments in the Sallie Mae Stock Fund which is comprised principally of SLM Corporation stock. At December 31, 2004 and 2003, the Plan held 10,134 and 5,773 units, respectively, valued at $396,751 and

Pioneer Credit-Recovery, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

$160,309, respectively. During 2004, 5,643 units in the amount of $181,781 were purchased and 1,282 units in the amount of $39,551 were sold related to the Sallie Mae Stock Fund. Such transactions qualify as party-in-interest transactions, as SLM Corporation is the Plan’s sponsor.

7.	Income Tax Status

The Company adopted the McDermott Will & Emery Prototype Non-standardized Safe Harbor Profit Sharing Plan with CODA (“Prototype Plan”), which obtained a favorable determination letter from the Internal Revenue Service on September 24, 2001. The Sponsor has not applied for a stand-alone plan determination letter. Although the Plan has been amended since adopting the Prototype Plan, the Plan administrator believes that the Plan and related trust are operating in accordance with the Internal Revenue Code (“IRC”) and are qualified under Section 401(a) of the IRC and the Plan is therefore not subject to tax under present income tax law.

8.	Subsequent Events

Effective January 1, 2005, eligible employees of Pioneer Credit Recovery, Inc. became participants of the Sallie Mae DMO 401(k) Savings Plan. The Plan will be merged with and into the Sallie Mae DMO 401(k) Savings Plan in 2005.

SUPPLEMENTAL SCHEDULE

Identity of Issuer, Borrower of Similar Entity	Description of Investment	Cost **	Current Value
Participant Loans:

Plan participants *	Loans allowable under the plan instrument, collateralized by participant account balances, due in varying installments from 2005 through 2009, with interest rates ranging from 4.00% to 11.50%		$277,470

*	Denotes party-in-interest
**	Not Applicable

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PIONEER CREDIT RECOVERY, INC. 401(K) PLAN
(Full title of the Plan)

Date: June 28, 2005	By:	/s/ C.E. Andrews
C.E. Andrews
Executive Vice President, Accounting and Risk Management